Exhibit 2.1

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This amendment (this “Amendment”), dated as of September 29, 2022, by and between Athena Consumer Acquisition Corp., a Delaware corporation (“SPAC”), and Next.e.GO Mobile SE, a German company (the “Company”), to that certain Business Combination Agreement, dated as of July 28, 2022 (the “Agreement”), by and among SPAC, the Company, Next.e.GO B.V., a Dutch private limited liability company, and Time is Now Merger Sub, Inc., a Delaware corporation. SPAC and the Company are collectively referred to herein as the “Amending Parties” and each individually as an “Amending Party.” Any term used in this Amendment without definition has the meaning set forth for such term in the Agreement.

RECITALS

WHEREAS, Section 12.10 of the Agreement provides that, prior to the Closing, the Agreement may be amended or modified upon a written agreement executed by SPAC and the Company; and

WHEREAS, the undersigned Amending Parties wish to amend the Agreement to reflect certain revisions as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Amending Parties hereby agree as follows:

1. The Agreement is hereby amended as set forth below in this Section 1. Revisions to existing provisions of the Agreement are set forth, for ease of reference in this Amendment, with deleted text showing in ~~strikethrough~~ and new text shown in underlined boldface.

(a) The ninth and tenth Recitals of the Agreement are hereby amended and restated in their entirety to read as follows:

WHEREAS, the certificate of incorporation of SPAC will be amended to remove the requirement that the SPAC Class B Shares automatically convert into SPAC Class A Shares upon the consummation of an initial Business Combination (as defined therein) (the “SPAC Charter Amendment”);

WHEREAS, following the Exchange, at the Effective Time, (i) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC as the surviving company in the Merger (the “Surviving Company”) and, after giving effect to the Merger, the Surviving Company will be a wholly owned Subsidiary of TopCo, ~~and~~ (ii) each issued and outstanding SPAC Class A Share will be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001 per share, of the Surviving Company (“Surviving Company Common Stock”), and each issued and outstanding SPAC Class B Share will be automatically cancelled and extinguished and converted into a number of shares of Surviving Company Common Stock calculated as the sum of (x) one plus (y) the lower of (a) the total amount funded under the Bridge Financing (as defined below) divided by $15,000,000 and multiplied with one-fifth and (b) one-fifth, and, immediately thereafter, (iii) each of the resulting shares of Surviving Company Common Stock will be exchanged for one TopCo Ordinary Share (defined below) and (iv) each SPAC Warrant (defined below) that is outstanding immediately prior to the Effective Time will be converted into a warrant that is exercisable for an equivalent number of TopCo Ordinary Shares on the same contractual terms and conditions as were in effect with respect to such SPAC Warrant immediately prior to the effective time under the terms of the Warrant Agreement (defined below), in each case, on the terms and subject to the conditions set forth in this Agreement;

~~WHEREAS, the SPAC Class B Shares will automatically convert into SPAC Class A Shares prior to the cancelation and conversion described above, pursuant to the Governing Documents (defined below) of SPAC (the “SPAC Class B Conversion”);~~

(b) The second to last Recital of the Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, each of the Parties intends for U.S. federal, and applicable state and local, income tax purposes that (a) (i) the Exchange and the TopCo-SPAC Business Combination, taken together, qualify as a transaction described in Section 351(a) of the Code and the Treasury Regulations promulgated thereunder; and (ii) the TopCo-SPAC Business Combination qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, provided, it shall be assumed for all purposes of this Agreement, that the assets of, and the business conducted by, SPAC on the Closing Date constitute “historic business assets” and a “historic business,” respectively, in each case within the meaning of Treasury Regulations Section 1.368-1(d), and in each case of these clauses (i) and (ii), qualifies as an exchange eligible for the exceptions to Section 367(a)(1) of the Code set forth in Treasury Regulations Section 1.367(a)-3(c), assuming the requirements of Treasury Regulations Section 1.367(a)-3(c)(1)(iii) are met; (b) ~~the SPAC Class B Conversion qualifies as a “reorganization” under Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder; (c)~~ the conversion described in Section 2.01(b) qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder; (c~~d~~) this Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (d~~e~~) TopCo shall not be treated as a domestic corporation under Section 7874 of the Code and the Treasury Regulations promulgated thereunder (each, an “Intended Tax Treatment” and collectively, the “Intended Tax Treatments”); and

(c) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “Breaching Party Related Party” and “Business Combination Proposal”:

“‘Bridge Financing’ means the credit agreement dated September 29, 2022, between the Company, Brucke Funding LLC, Brucke Agent LLC and certain lenders thereto, and the financing provided thereunder.”

(d) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Company Interim Financing” in its entirety to read as follows:

“‘Company Interim Financing’ means the financing obtained by the Company during the Interim Period in an amount of up to $50,000,000 in a form reasonably agreeable to the Parties. For the avoidance of doubt, the IP Note and the Equity Line of Credit, or any borrowings against the Equity Line of Credit, shall not constitute Company Interim Financing.”

(e) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Permitted Liens” in its entirety to read as follows:

“‘Permitted Liens’ means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens arising or incurred in the ordinary course of business, and (i) that relate to amounts not yet due and payable or (ii) that are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with IFRS, (b) Liens arising or incurred under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with IFRS, (d) Liens and restrictions of record affecting title to real property (including easements, covenants, rights of way and similar restrictions of record) that do not or would not, individually or in the aggregate, prohibit or materially interfere with the use or occupancy of such real property or the business of the Company or its Subsidiaries, (e) rights, interests, Liens, or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar property being leased or licensed that would not prohibit or materially interfere with the use or occupancy of such property or the business of the Company and its Subsidiaries, ~~and~~ (f) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Company or its Subsidiaries and do not prohibit or materially interfere with any of the Company’s or its Subsidiaries’ use or occupancy of such real property or the business of the Company or its Subsidiaries, in each case, entered into in the ordinary course of business, and (g) any Liens granted in connection with any Company Interim Financing, including the Bridge Financing, as well as the IP Note.”

(f) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “Shareholder Lock-Up Agreements” and “Shareholder Undertaking”:

“‘Shareholder Loan’ means the EUR 3,950,000 short-term bridge loan disbursed by NDII to the Company on July 27, 2022 as agreed in writing by NDII and the Company on September 13, 2022.”

(g) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “SPAC Acquisition Proposal” and “SPAC Class A Shares”:

“‘SPAC Charter Amendment’ has the meaning set forth in the Recitals.”

(h) Section 1.01 of the Agreement is hereby amended by deleting the definition “SPAC Class B Conversion”.

(i) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Transactions” in its entirety to read as follows:

“‘Transactions’ means the transactions contemplated by this Agreement and the other Transaction Documents, including the SPAC Charter Amendment, TopCo-SPAC Business Combination, the Exchange and the Conversion.”

(j) Section 1.01 of the Agreement is hereby amended by amended and restating the definition of “TopCo Ordinary Share” in its entirety to read as follows:

“‘TopCo Ordinary Share’ means an ordinary share in the share capital of TopCo. For the avoidance of doubt, any reference to TopCo Ordinary Shares issued pursuant to or in connection with this Agreement or the Transactions shall include TopCo Additional Shares (as defined in the Sponsor Letter Agreement).”

(k) Section 2.01(c)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) At the Effective Time, each SPAC Share (other than SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and exchanged for the Merger Consideration, which Merger Consideration will be settled as follows: (A) at the Effective Time, (x) each issued and outstanding SPAC Class A Share (other than the SPAC Class A Shares to be cancelled pursuant to Section 2.01(c)(iii)) will be automatically cancelled and extinguished and exchanged for one share of ~~common stock in the~~ Surviving Company Common Stock that is held in the accounts of the Exchange Agent, solely for the benefit of the holder of such SPAC Class A Share as of immediately prior to the Effective Time and (y) each issued and outstanding SPAC Class B Share (other than the SPAC Class B Shares to be cancelled pursuant to Section 2.01(c)(iii)) will be automatically cancelled and extinguished and converted into a number of shares of Surviving Company Common Stock calculated as the sum of (x) one plus (y) the lower of (a) the total amount funded under the Bridge Financing divided by $15,000,000 and multiplied with one-fifth and (b) one-fifth share of Surviving Company Common Stock that is held in the accounts of the Exchange Agent, solely for the benefit of the holder of such SPAC Class B Share as of immediately prior to the Effective Time; (B)  in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek) the Exchange Agent, acting solely for the benefit of the Pre-Closing SPAC Holders immediately prior to the Effective Time (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)), shall contribute and transfer on behalf of such Pre-Closing SPAC Holders (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) to TopCo, as a contribution in kind (inbreng op aandelen anders dan in geld) each of the shares of common stock of the Surviving Company that were issued to the Exchange Agent solely for the account and benefit of such Pre-Closing SPAC Holders, and, in consideration of this contribution in kind, TopCo shall issue (uitgeven) to the Exchange Agent for the account and benefit of such Pre-Closing SPAC Holders (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) one TopCo Ordinary Share in respect of each share of common stock in the Surviving Company so contributed, (such TopCo Ordinary Shares described in clause (B) of this Section 2.01(c)(ii), the “Merger Consideration”) (such issuance, together with the Merger, the “TopCo-SPAC Business Combination”). From and after the Effective Time, the holder(s) of Certificates, if any, evidencing ownership of SPAC Shares or SPAC Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.”

(l) Section 3.03 of the Agreement is hereby amended by deleting “and SPAC Class B Conversion” from clause (a) thereof.

(m) Section 4.22 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Transactions with Affiliates. Except for the Contracts and transactions set forth on Section 4.22 of the Company Disclosure Schedules, there are no Contracts or transactions between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any of its Subsidiaries or any family member or Affiliate of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”) other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business, (ii) the Company Shareholder Agreement and the Shareholder Loan, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 7.01(b) or entered into in accordance with Section 7.01(b). No Company Related Party (A) owns any interest in any material asset or property used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the Company, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the Company or (D) owes any material amount to, or is owed any material amount by, the Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 7.01 or entered into in accordance with Section 7.01). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.22 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.22) are referred to herein as “Company Related Party Transactions”.”

(n) Section 7.01(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Conduct of Business of the Company. (i) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and the Company shall cause its Subsidiaries to, except ~~as~~ (i) as expressly contemplated by this Agreement or any Transaction Document, (ii) as required by applicable Law, (iii) as set forth on Section 7.01(a) of the Company Disclosure Schedules, (iv) as required to comply with COVID-19 Measures, ~~or~~ (v) as consented to in writing by SPAC (such consent not to be unreasonably withheld, conditioned or delayed (A) operate the business of the Company and its Subsidiaries in the ordinary course consistent with past practice in all material respects; provided that, notwithstanding this clause (A), the Company may reduce its operations and/or production volume in each case in a commercially reasonable manner as is reasonably necessary for the Company to avoid insolvency so long as such actions do not result in a violation, or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension or revocation under, any Contract to which the Company or any of its Subsidiaries is a party or any Material Permits and (B) use commercially reasonable efforts to maintain and preserve intact the business organization, business relationships, material assets and properties of the Company and its Subsidiaries, taken as a whole.”

(o) Section 7.01(b)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) (A) merge, consolidate, combine or amalgamate the Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof for an aggregate purchase price in excess of €2,000,000; provided that such action does not (x) ~~does not~~ impede or impair, limit or materially delay (I) the ability of the Parties to file and have declared effective the Registration Statement/Proxy Statement or (II) the consummation of the Transactions, including, but not limited to, the IP Note or Equity Line of Credit, or (y) result in a Company Material Adverse Effect and; provided, however, that the Company ~~shall~~ has provided prior notice to, and consulted with, SPAC regarding any such action that is material to the Company’s business.”

(p) Section 7.01(b)(vi) of the Agreement is hereby amended and restated in its entirety to read as follows:

(A) transfer, sell, assign, abandon, let lapse, lease, license, let expire (other than expiration of Intellectual Property rights in accordance with its maximum statutory term) or otherwise dispose of any Intellectual Property of the Company (other than any assignment resulting from any Liens granted in connection with the IP Note), (B) disclose any trade secrets (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of, and preserving all of its rights in such trade secrets) or disclose, license, release, deliver, escrow or make available any source code or (C) make any material change to the operation or security of any IT Systems of the Company or any of the Company’s respective rules, policies or procedures with respect to privacy and security requirements for Personal Information that has the result of decreasing the overall operation or security of an IT Systems or decreasing the security of Personal Information;

(q) Section 7.03(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(c) TopCo shall purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing Date, without lapses in coverage, a “tail” insurance policy(ies) providing directors’ and officers’ liability and fiduciary liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policy(ies) of SPAC as of the date hereof with respect to matters occurring on or prior to the Closing. Such “tail” insurance policy(ies) shall provide coverage on terms (including with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the SPAC’s directors’ and officers’ liability and fiduciary liability insurance policy(ies) as of the Closing; provided that TopCo shall not be required to pay a premium for such “tail” insurance policy(ies) in excess of 250% of the most recent ~~annual~~ two-year premium paid by SPAC prior to the date of this Agreement and, in such event, TopCo shall purchase the maximum coverage available for 250% of the most recent ~~annual~~ two-year premium paid by SPAC prior to the date of this Agreement.”

(r) Section 7.09 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Company Related Party Transactions. The Company shall take, or cause to be taken, all actions necessary or advisable to terminate at or prior to the Closing all Company Related Party Transactions except for (x) those Company Related Party Transactions set forth in Section 7.09 of the Company Disclosure Schedules and (y) the Transaction Documents, without any further obligations or Liabilities to the Company or any of its Affiliates (including, from and after the Closing, SPAC and its Affiliates). On or prior to the Closing, each of the Company Shareholders and the Company shall, and shall cause their respective Affiliates to, repay or cause to be repaid in full, or otherwise satisfy and settle, all Indebtedness, receivables, payables and other similar arrangements between the Company, on the one hand, and any Company Shareholder or any of its Affiliates, on the other hand, other than with respect to the Convertible Loan Agreements that will be cancelled in connection with the Conversion and with respect to the Shareholder Loan. If the Closing would result in the agreement set forth on Section 7.09(b) of the Company Disclosure Schedules being a violation of applicable Law, the Company shall terminate such agreement.

(s) Section 9.01(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Company and TopCo shall take all such action as may be necessary or reasonably appropriate such that effective as of the Change of Legal Form: (i) the board of directors of TopCo (the “TopCo Board of Directors”) shall be a “one-tier” board of seven directors~~, with one executive directors serving an initial four-year term and seven non-executive directors, who shall serve staggered multi-year terms two directors serving an initial two-year term, two directors serving an initial three-year term and three directors serving an initial four-year term)~~, (ii) the members of the TopCo Board of Directors are the individuals determined in accordance with Section 9.01(b) and Section 9.01(c), (iii) the members of the compensation committee, audit committee and nominating committee of the TopCo Board of Directors are the individuals determined in accordance with Section 9.01(d), (iv) the officers of TopCo (the “TopCo Officers”) are the individuals determined in accordance with Section 9.01(e) and (v) the majority of the non-executive directors of the TopCo Board of Directors qualify as independent directors under the Dutch Corporate Governance Code.”

(t) Section 10.02(c) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(c) the sum of (i) the aggregate amount of cash held in the Trust Account (after giving effect to SPAC Stockholder Redemptions), (ii) any IP Note Proceeds, (iii) any Company Interim Financing (including the Bridge Financing), (iv) any amount available under an advance against an Equity Line of Credit or any convertible loan provided by an Equity Line of Credit provider and (v) any proceeds received by the Company after the date of this Agreement from any other debt, convertible, structured equity or equity financing, shall be no less than ~~$50,000,000~~ the sum, as of the Closing Date, of the Company Transaction Expenses and the SPAC Transaction Expenses;”

(u) Section 11.01(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“by either SPAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to ~~April 30, 2023~~ June 30, 2023 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to the Company if the Company’s, TopCo’s or Merger Sub’s breach of any of his, her or its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;”

2. Waiver of Certain Obligations. Notwithstanding anything to the contrary in Section 7.01(b)(ix) or Section 7.01(b)(x) of the Agreement, and in accordance with Section 12.01(b) of the Agreement, SPAC hereby waives any obligation of the Company to obtain SPAC’s prior written consent in connection with the Company’s execution of the Shareholder Loan and the Bridge Financing and the related incurrence of Indebtedness in connection therewith.

3. Upon the execution and delivery hereof, the Agreement shall be deemed to be amended and/or restated as hereinabove set forth as fully and with the same effect as if the amendments and/or restatements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments and/or restatements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. Further, except as specifically waived hereby, the Agreement shall continue in full force and effect as written.

4. The terms of Article XII (Miscellaneous) of the Agreement shall apply to this Amendment mutatis mutandis, as applicable.

[Signatures on the following page]

IN WITNESS WHEREOF, the Amending Parties have caused this Amendment to be duly executed as of the date set forth above.

ATHENA CONSUMER ACQUISITION CORP.

By:	/s/ Jane Park
Name:	Jane Park
Title:	Chief Executive Officer

[Signature Page to First Amendment to Business Combination Agreement]

NEXT.E.GO MOBILE SE

By:	/s/ Eelco Van der Leij
Name:	Eelco Van der Leij
Title:	Chief Financial Officer

[Signature Page to First Amendment to Business Combination Agreement]